UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

FFBW, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

30260M103

(CUSIP Number)

Warren A. Mackey

17 State Street, Suite 3330

New York, New York 10004

(212) 370-9032

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document contains 11 pages.

CUSIP No. 30260M103	SCHEDULE 13D	Page 2 of 11 Pages

1	Name of Reporting Persons Homestead Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 540,060
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 540,060
11	Aggregate Amount Beneficially Owned by Each Reporting Person 540,060
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.0%
14	Type of Reporting Person PN

CUSIP No. 30260M103	SCHEDULE 13D	Page 3 of 11 Pages

1	Name of Reporting Persons Arles Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 128,823
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 128,823
11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,823
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person PN

CUSIP No. 30260M103	SCHEDULE 13D	Page 4 of 11 Pages

1	Name of Reporting Persons Arles Advisors Inc
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of funds (See Instructions) n/a
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 668,883
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 668,883
11	Aggregate Amount Beneficially Owned by Each Reporting Person 668,883
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.7%
14	Type of Reporting Person CO

CUSIP No. 30260M103	SCHEDULE 13D	Page 5 of 11 Pages

1	Name of Reporting Persons Warren A. Mackey
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,000
	8	Shared Voting Power 668,883
	9	Sole Dispositive Power 25,000
	10	Shared Dispositive Power 668,883
11	Aggregate Amount Beneficially Owned by Each Reporting Person 693,883
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.0%
14	Type of Reporting Person IN

CUSIP No. 30260M103	SCHEDULE 13D	Page 6 of 11 Pages

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (“Shares”), $0.01 par value per share, of FFBW, Inc. (the “Issuer”), a Maryland corporation. The address of the principal executive offices of the Issuer is 1360 South Moorland Road, Brookfield, Wisconsin 53005.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Group.”

•	Homestead Partners LP (“Homestead Partners”), a Delaware limited partnership;

•	Arles Partners LP (“Arles Partners”), a New York limited partnership;

•	Arles Advisors Inc (“Arles Advisors”), a New York corporation; and

•	Warren A. Mackey, as an individual.

Arles Advisors is the general partner of Homestead Partners and Arles Partners. The sole shareholder, director and executive officer of Arles Advisors is Warren A. Mackey. By virtue of his position with Arles Advisors, Mr. Mackey has the sole investment discretion and voting authority with respect to the Issuer’s Shares owned by Homestead Partners and Arles Partners. Mr. Mackey individually has the sole investment and voting authority for himself. Accordingly, the Reporting Group is hereby filing a joint Schedule 13D.

(b) The principal business address of the Reporting Group is 17 State Street, Suite 3330, New York, New York 10004.

(c) The principal business of Homestead Partners and Arles Partners is investing in securities. The principal business of Arles Advisors is acting as the general partner of Homestead Partners and Arles Partners. The principal occupation of Mr. Mackey is investing in securities.

(d) During the past five years, no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Reporting Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Warren A. Mackey is a citizen of the United States of America.

CUSIP No. 30260M103	SCHEDULE 13D	Page 7 of 11 Pages

Item 3. Source and Amount of Funds or Other Considerations

In the aggregate, the Reporting Group owns 693,883 Shares acquired at an aggregate cost of $7,538,065, including brokerage commissions.

The Shares acquired by the Reporting Group were purchased with funds provided from working capital and, for the Shares held solely by Mr. Mackey, from personal funds. All or part of the Shares owned by members of the Reporting Group may from time to time be pledged with Pershing LLC or other financial institutions as collateral for loans made by such entities to members of the Reporting Group. Such loans, if any, generally bear interest at a rate based on the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other financial institutions.

Item 4. Purpose of Transaction

The Reporting Group purchased the Shares based on the Reporting Group’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Group and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Group, jointly or individually, may increase or decrease their position in the Issuer through the purchase or sale of Shares in the open market or in private transactions or otherwise on such terms and at such times as the Reporting Group may deem advisable.

The Reporting Group intends to review its investment in the Issuer on a continuing basis, engage in discussions with senior management and the board of directors of the Issuer and work with the Issuer to enhance shareholder value. Depending on various factors including, without limitation, the Issuer’s financial position and strategy and results of operations, the Reporting Group’s investment strategy, the price levels of the Shares, conditions in the securities markets and global, national and local economic and industry conditions, the Reporting Group may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to senior management and the board of directors of the Issuer concerning changes to the Issuer’s capitalization, dividend policy, share-repurchase policy, investment and leverage strategy and operations, seeking Board representation, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in this Item 4.

No member of the Reporting Group, to the best of the Reporting Group’s knowledge, has any present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 7,705,000 Shares stated to be outstanding by the Issuer as disclosed in the Issuer’s Prospectus Supplement on Form 424(b)(3) filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2019, and the information in the Issuer’s Press Release dated January 16, 2020, filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 16, 2020.

As of the close of business on January 27, 2020, the Reporting Group owned, in the aggregate, 693,883 Shares, representing approximately 9.0% of the Issuer’s Shares outstanding. As the general partner of Homestead Partners and Arles Partners, Arles Advisors may be deemed to beneficially own the 668,883 Shares owned by Homestead Partners and Arles Partners representing approximately 8.7% of the Issuer’s Shares outstanding. As the sole shareholder, director and executive officer of Arles Advisors, Warren A. Mackey may be deemed to beneficially own the Shares owned by Homestead Partners and Arles Partners. Mr. Mackey individually and as the person with the sole investment discretion and voting authority for himself may be deemed to beneficially own 25,000 Shares representing approximately 0.3% of the Issuer’s outstanding Shares.

CUSIP No. 30260M103	SCHEDULE 13D	Page 8 of 11 Pages

(b) By virtue of his positions with Homestead Partners, Arles Partners and Arles Advisors, as well as the sole investment discretion and voting authority for himself, Mr. Mackey has the sole authority to vote and dispose the Shares reported in this Schedule 13D.

(c) Exhibit B annexed hereto lists all transactions in the Shares during the past 60 days by the Reporting Group. Except for the 25,000 Shares purchased by Mr. Mackey on January 16, 2020 directly from the Issuer pursuant to the Issuer’s stock subscription offering, all Shares reported herein were purchased in the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

A.     Joint Filing Agreement by and among the Reporting Group

B.     Schedule of Transactions in the Shares

CUSIP No. 30260M103	SCHEDULE 13D	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2020

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC, General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

ARLES PARTNERS LP

By:	ARLES ADVISORS INC, General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

WARREN A. MACKEY

/s/ Warren A. Mackey
Warren A. Mackey

CUSIP No. 30260M103	SCHEDULE 13D	Page 10 of 11 Pages

EXHIBIT A

Joint Filing Agreement by and Among the Reporting Group

Pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit (and any amendments to this Schedule 13D) shall be a joint statement filed on behalf of each of the undersigned.

Date: January 27, 2020

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC, General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

ARLES PARTNERS LP

By:	ARLES ADVISORS INC, General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

WARREN A. MACKEY

/s/ Warren A. Mackey
Warren A. Mackey

CUSIP No. 30260M103	SCHEDULE 13D	Page 11 of 11 Pages

EXHIBIT B

Schedule of Transactions in the Shares

Within the Past 60 Days*

Date	Shares	Price**	Amount**

Homestead Partners LP

1/10/2020	2,219	$10.13	$22,477
1/13/2020	15,644	10.32	161,399
1/14/2020	3,202	10.38	33,225
1/15/2020	5,864	10.36	60,758
1/16/2020	8,956	10.34	92,611
1/17/2020	377,555	10.98	4,145,149
1/17/2020	37,132	10.81	401,505
1/21/2020	32,000	10.74	343,658
1/22/2020	8,768	10.70	93,815
1/23/2020	24,720	10.75	265,708
1/24/2020	24,000	10.72	257,314

Total	540,060		$5,877,619

Arles Partners LP

1/17/2020	112,643	$10.98	$1,236,706
1/21/2020	8,000	10.74	85,914
1/22/2020	2,000	10.70	21,399
1/23/2020	6,180	10.75	66,427

Total	128,823		$1,410,446

Warren A. Mackey

1/16/2020	25,000	$10.00	$250,000

Total	25,000		$250,000

*

Information presented on the table above for Shares acquired before January 17, 2020 has been adjusted to reflect the conversion of such Shares based on the 1.1730 exchange ratio in connection with the Issuer’s reorganization from the mutual holding company corporate structure to the fully public stock holding company corporate structure.

**	Includes brokerage commissions.